IBM ANNOUNCES PLANS TO ACQUIRE ILOG

ARMONK, NY and PARIS – July 28, 2008 — IBM (NYSE: IBM) and ILOG (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced they have signed an agreement regarding a proposed acquisition by IBM of ILOG to be implemented by way of concurrent cash public tender offers in both France and the United States. Through this proposed transaction, IBM will combine its business process management (BPM), business optimization, and service oriented architecture (SOA) technologies with ILOG’s Business Rules Management Systems software. This will enable IBM to help clients deliver critical business information in real-time, allowing them to make better business decisions faster.

The cash tender offer will be at a price of €10 per ordinary share and the U.S. dollar equivalent per American Depositary Share (“ADS”) based on the Euro/U.S. dollar exchange rate as of the settlement of the tender offers, amounting to an aggregate purchase price of approximately €215 million or approximately $US340 million on a fully diluted basis. This price represents a premium of approximately 56 percent compared to ILOG’s one month average of closing share prices prior to July 28, 2008, and a 37 percent premium to the closing price of Friday, July 25.

ILOG’s board of directors has approved the transaction between the two companies and, subject to the receipt of a satisfactory fairness opinion regarding the financial terms of the offer, is expected to give a final recommendation prior to September 15, following which the offer should be filed with the French stock exchange authority (AMF).

IBM has received commitments from certain shareholders to tender their shares to the contemplated offer, which represent approximately 10 percent of ILOG’s issued share capital.

The public tender offers will be conditional upon U.S. and EU antitrust clearances and a 66.67 percent share capital and voting rights minimum tender acceptance condition (on a fully diluted basis). The offer in France will only be opened for acceptances once the AMF and the French Ministry of Economy have granted their respective clearances.

The full text of the Memorandum of Understanding (MOU) between the two companies will be filed with the SEC today as an exhibit to ILOG’s Report of Foreign Private Issuer on Form 6-K. A summary in French of the MOU can be found on ILOG’s website (http://www.ilog.com).

When completed, the acquisition of ILOG will strengthen IBM’s BPM and SOA position by providing customers a full set of rule management tools for complete information and application lifecycle management across a comprehensive platform including IBM’s leading WebSphere application development and management platform.

BPM allows companies to model, automate, monitor, and redesign business processes, such as opening a bank account, documenting a medical record, or customizing an insurance policy. It enables companies to improve customers’ service and increase efficiency, automation and accuracy. Using BPM, companies can examine tasks within an organization – particularly those done manually or involving significant document processing – and apply BPM to automate or streamline them. Such processes are becoming increasingly critical as business operations become more complex and information volumes grow at phenomenal rates. Building on IBM’s existing capabilities, ILOG will help customers manage change and complexity in their business processes by providing powerful, yet easy-to-use business tools.

For example, a business rule might be applied to elevate a premier customer to the front of a phone queue as part of a customer service process.

ILOG’s Business Rule Management System provides users with tools that allow greater control over the criteria that determine how and when to route those premier customers. As such, businesses can accelerate the process of initiating policy changes that may be driven by market trends or competitive activity to ensure customer satisfaction is maintained.

ILOG technology has the potential to add significant capability across IBM’s entire software platform and bolster its existing rules management offerings. This includes improved rules and business optimization capabilities for Information Management offerings, better visualization for Lotus products, enhanced optimization within Tivoli solutions, and efficient supply chain management assets for planning and scheduling.

ILOG offers tools and technologies for business managers, analysts, architects and developers to use as they analyze, plan, track and improve business processes. Today, hundreds of large enterprises use ILOG technologies to automate the allocation of scarce resources and to build smart interfaces into their business processes. Additionally, scientists and mathematicians from hundreds of universities use ILOG products for advanced research, design, and analysis.

“Companies across all industries are looking for technologies to help them manage their processes with more flexibility so they can keep up with changing business conditions,” said Tom Rosamilia, general manager, IBM WebSphere. “ILOG’s software allows businesses to more effectively manage and automate the decision making process, giving companies an opportunity to react with incredible speed and accuracy. IBM has partnered with ILOG for over a decade, and by adding ILOG’s capabilities to IBM’s software portfolio, this is a great combination to provide value to our clients.”

Beyond end-user customers, ILOG has more than 500 original equipment manufacturer, solution integrator, and independent software vendor partners today. IBM also has an extensive partner community which will benefit from access to the ILOG technologies and extend ILOG’s reach. In addition to a successful network of more than 30 specialized partners and 850 personnel, ILOG brings extensive skills through a wide base of local and regional experts.

“We are very excited about this opportunity to join a world leader such as IBM, a long valued partner with shared core values. This combination will allow us to dramatically extend our market reach and realize the full potential of all of our technologies while protecting investments of ILOG’s customers now and into the future,” said Pierre Haren, ILOG Chairman & CEO.

ABOUT IBM

With more than 6,550 client engagements worldwide, IBM is a worldwide leader in SOA and BPM. This leadership is further illustrated by a community of greater than 120,000 architects and developers, more than 150 universities incorporating IBM’s SOA and BPM curricula, and more than 6,000 IBM Business Partners building SOA skills, solutions, and practices.

For more information on IBM visit: http://www.ibm.com

ABOUT ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG’s market-leading business rule management systems (BRMS), supply chain applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 850 people worldwide. For more information, please visit http://www.ilog.com.

Additional Information

The offers are not being made nor will any tender of shares or warrants be accepted from or on behalf of holders in any jurisdiction in which the making of the offers or the acceptance of any tender of shares or warrants therein would not be made in compliance with laws of such jurisdiction.

This press release contains forward-looking statements. These statements are not guarantees of future performance and are subject to inherent risks and uncertainties including with respect to the factors that may affect the completion of the acquisition. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may”, “will”, “expects”, “believes”, “anticipates”, “plans”, “intends”, “estimates”, “projects”, “forecasts”, “seeks”, “could”, “should”, or the negative of such terms, and other variations on such terms or comparable terminology.

Forward-looking statements include, but are not limited to, statements about the expected future business of ILOG resulting from and following the offers and the successful completion of the transaction. These statements reflect IBM’s and ILOG’s managements’ current expectations, based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements. Any such forward-looking statements speak only as of the date on which they are made and IBM and ILOG shall be under no obligation to (and expressly disclaims any such obligation to) update or alter such forward-looking statements whether as a result of a new information, future events or otherwise, except to the extent legally required.

The tender offers, which have not yet commenced, will be made for the outstanding shares and warrants of ILOG. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any ILOG shares or warrants. The solicitation and the offer to buy the shares and warrants of ILOG will be made only pursuant to an offer to purchase and related materials that IBM and its subsidiary intend to file with the AMF (in particular the Note d’Information) and the SEC (on Schedule TO). ILOG also intends to file with the AMF a Note en Réponse and with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

ILOG shareholders and warrant holders and other investors should read carefully the Tender Offer Statement on Schedule TO and the Note d’Information to be filed by IBM and the Schedule 14D-9 and the Note en Réponse to be filed by ILOG because these documents will contain important information, including the terms and conditions of the tender offer. ILOG shareholders and warrant holders and other investors will be able to obtain copies of these tender offer materials and any other documents filed with the AMF from the AMF’s website (http://www.amf-france.org.) or with the SEC from the SEC’s website (http://www.sec.gov), in both cases without charge. Such materials filed by IBM and ILOG will also be available for free at IBM’s web site (http://www.ibm.com), and at ILOG’s web site (http://www.ilog.com), respectively.

ILOG shareholders and warrant holders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offers.